Via Facsimile and U.S. Mail
Mail Stop 4720

April 26, 2010

Mr. David L. Herzog
Executive Vice President and
Chief Financial Officer
American International Group, Inc.
70 Pine Street
New York, New York 10270

Dear Mr. Herzog:

We have reviewed your April 13, 2010 response to our March 29, 2010 letter regarding your accounting for certain of your repurchase agreements, securities lending transactions, or other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets. Beginning with your Form 10-Q for the quarter ended March 31, 2010, please:

- Revise your accounting policy disclosure to discuss the circumstances where your repurchase agreements, securities lending transactions and dollar roll transactions may be accounted for as sales; and

- Disclose the amounts of these transactions that are accounted for as a sale in the discussion of Off-Balance Sheet Arrangements, or Contractual Obligations disclosure or other section as appropriate.

Please contact me if you have any questions at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant